NovaBridge Biosciences Appoints Chuck Silberstein as Chief Financial Officer

Biotechnology Executive Brings Extensive Capital Markets, Financing, Corporate Strategy and Investor Relations Experience

ROCKVILLE, Md., October 28, 2026 – NovaBridge Biosciences, Inc. (“NovaBridge” or the “Company”) (NASDAQ: NBP) today announced the appointment of Chuck Silberstein, M.D., M.B.A. as Chief Financial Officer, effective November 2, 2026. Dr. Silberstein succeeds Kyler Lei, who is stepping down following a successful tenure with the Company.

Dr. Silberstein has more than 25 years of experience spanning biotechnology company leadership, corporate finance, capital markets, business development and healthcare investing. He joins NovaBridge as the Company advances its lead programs and continues to execute its strategy of creating value through clinical development, strategic partnerships and disciplined capital allocation.

Most recently, Dr. Silberstein served as Co-Founder and Chief Executive Officer of FytonBio. Previously, he served as Chief Financial Officer of GentiBio and Chief Financial Officer and Head of Business Development at formerly Nasdaq-listed Applied Therapeutics, where he led corporate finance, capital markets, investor relations, business development and strategic planning activities, including public financing transactions and engagement with institutional investors and analysts. Earlier in his career, he led business development and R&D strategy at Allergan and worked as a healthcare investor and analyst with J.P. Morgan Asset Management, BNY Mellon and Goldman Sachs Asset Management.

“Chuck's combination of biotechnology operating experience, public-company financial leadership and capital markets expertise is particularly relevant as we enter an important phase of execution across the NovaBridge portfolio,” said Srishti Gupta, M.D., M.P.P., Chief Executive Officer of NovaBridge. “We believe his track record leading financings, engaging with investors and evaluating strategic opportunities will strengthen our ability to allocate capital thoughtfully, enable us to pursue value-maximizing transactions and position the Company for long-term growth.”

Dr. Silberstein added, "I am excited to join NovaBridge at such a compelling time in the Company's development. NovaBridge has assembled a differentiated portfolio with multiple opportunities to create value through clinical execution, strategic partnerships and disciplined capital deployment. I believe the Company is well positioned to create long-term value through thoughtful portfolio management and strong execution across its development programs. I look forward to working with Srishti, the Board and the broader NovaBridge team to advance the Company's strategic objectives and deliver value for patients and shareholders."

Dr. Silberstein earned an M.B.A. in Finance from Columbia Business School, an M.D. with Distinction in Research from Albert Einstein College of Medicine, and a B.A. in Biology from Yeshiva University. He is also a Chartered Financial Analyst and a licensed physician in New York State.

About NovaBridge Biosciences

NovaBridge Biosciences ("NovaBridge") (NASDAQ: NBP) is a global biotechnology company focused on identifying, developing and maximizing the value of differentiated therapeutic assets. The Company advances programs through clinical development and pursues the financing and partnering strategies best suited to each opportunity.

NovaBridge's portfolio is led by givastomig, a Claudin 18.2 × 4-1BB bispecific antibody being developed for the potential treatment of gastrointestinal malignancies, and Visara, its majority-owned ophthalmology subsidiary. Through Visara, NovaBridge is building a diversified ophthalmology franchise designed to address unmet needs across diseases of the front and back of the eye.

NovaBridge's objective is to build a sustainable biotechnology company by repeatedly identifying differentiated innovation, advancing it efficiently, and bringing novel therapies to patients through the path best suited to each opportunity.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “believes,” “designed to,” “anticipates,” “future,” “intends,” “plans,” “potential,” “estimates,” “confident,” “look forward to,” and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the anticipated contributions of Dr. Silberstein, including strengthening NovaBridge’s ability to allocate capital thoughtfully, enabling NovaBridge’s pursuit of value-maximizing transactions and positioning NovaBridge for long-term growth; NovaBridge’s ability to create long-term value through thoughtful portfolio management and strong execution across its development programs; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig; and anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval or eligibility for accelerated approval pathway or receipt of accelerated approval; the content and timing of decisions made by the relevant regulatory authorities, including the FDA, regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 7, 2026, and amended on June 16, 2026, as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

Investors:

Bill Begien, SVP, Investor Relations

bill.begien@novabridge.com

IR@novabridge.com

Media Inquiries:

Eric Van Zanten, VP, Communications

+1-610-529-6219

eric.vanzanten@novabridge.com